As filed with the Securities and Exchange Commission on February 28, 2005

Registration No. 333-113775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 ON

FORM S-3

TO FORM S-1 REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONSOL ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0337383
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Consol Plaza

1800 Washington Road

Pittsburgh, PA 15241-1421

(412) 831-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William J. Lyons

Chief Financial Officer

CONSOL Energy Inc.

Consol Plaza

1800 Washington Road

Pittsburgh, PA 15241-1421

(412) 831-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven L. Wasserman, Esq.

DLA Piper Rudnick Gray Cary US LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 835-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post Effective Amendment No. 1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 (No. 333-113775), as amended, into a Registration Statement on Form S-3.

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This information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities where the offer or sale is not permitted.

Subject to Completion, Dated February      , 2005

PROSPECTUS

CONSOL ENERGY INC.

7,009,632 shares of common stock

We are furnishing this document to allow the selling stockholders identified in this prospectus to sell up to an aggregate of 7,009,632 shares of our common stock. The selling stockholders may sell these shares from time to time in underwritten offerings, in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will pay all brokers’ or underwriters’ discounts and commissions, transfer taxes, and fees and disbursements of any counsel to the selling stockholders, if any.

Our common stock is listed on the New York Stock Exchange under the symbol “CNX”. On February 24, 2005, the last reported sales price of our common stock as reported on the New York Stock Exchange was $43.55 per share.

We urge you to read carefully the “ Risk Factors” section beginning on page 2 where we describe specific risks associated with an investment in our company and these securities before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February     , 2005

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Consol Energy Inc. that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus does not constitute an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

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PROSPECTUS SUMMARY

You should read the entire prospectus, including the information set forth in “Risk Factors,” and all the information incorporated by reference, before making an investment decision.

CONSOL Energy

We are a multi-fuel energy producer and energy services provider that primarily serves the electric power generation industry in the United States. That industry generates approximately two-thirds of its output by burning coal or gas, the two fuels we produce. At December 31, 2004, we produce high-Btu bituminous coal from 17 mining complexes in the United States. Coal produced from our mines has a high-Btu content which creates more energy per unit when burned compared to coals with lower Btu content. As a result, coals with greater Btu content can be more efficient to use. We also produce pipeline-quality coalbed methane gas from our coal properties in Pennsylvania, Virginia and West Virginia and conventional gas from our properties in Tennessee and Virginia. We believe that the use of coal and gas to generate electricity will grow as demand for power increases.

Historically, we rank among the largest coal producers in the United States based upon total revenue, net income and operating cash flow. Our production of approximately 68 million tons of coal in 2004 accounted for approximately 6% of the total tons produced in the United States and approximately 14% of the total tons produced east of the Mississippi River during 2004. We are one of the premier coal producers in the United States by several measures:

•	We mine more high-Btu bituminous coal than any other United States producer;

•	We are the largest coal producer east of the Mississippi River;

•	We are one of the largest exporters of coal from the United States;

•	We have the second largest amount of recoverable coal reserves among United States coal producers; and

•	We are the largest United States producer of coal from underground mines.

We also rank as one of the largest coalbed methane gas companies in the United States based on both our proved reserves and our current daily production. Our position as a gas producer is highlighted by several measures:

•	Our principal coalbed methane operations produce gas from coal seams with a high gas content;

•	We currently have approximately 156 million cubic feet of gross average daily production;

•	At December 31, 2004, we operated more than 1,825 wells connected by approximately 885 miles of gathering lines and associated infrastructure;

•	Our facilities have the capacity to transport 250 million cubic feet of gas per day; and

•	We controlled one of the largest coalbed methane reserve bases among publicly traded oil and gas companies in the United States with approximately 1.0 trillion cubic feet of net proved reserves of gas at December 31, 2004.

Additionally, we provide energy services, including terminal services, industrial supply services and coal waste disposal services.

CONSOL Energy was organized as a Delaware corporation in 1991. Our address is CONSOL Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania 15241-1421 and our telephone number is (412) 831-4000.

RISK FACTORS

Investing in our securities will be subject to risks, including risks inherent in our business. The value of your investment may decline and could result in a loss. You should carefully consider the following factors as well as other information contained or incorporated by reference in this prospectus before deciding to invest in our securities.

Disruption of rail, barge and other systems that deliver CONSOL Energy’s coal, or of pipeline systems that deliver CONSOL Energy’s gas, or an increase in transportation costs for either product could make our coal or gas less competitive.

Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to provide access to markets. Disruption of transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and adversely affect its profitability. Transportation costs represent a significant portion of the delivered cost of coal and, as a result, the cost of delivery is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make our coal less competitive.

The marketability of our gas production partly depends on the availability, proximity and capacity of pipeline systems owned by third parties. Changes in access to pipelines or increased costs of procuring transportation on pipeline systems could adversely affect our operations.

We require a skilled workforce to run our business. If we cannot hire qualified people to meet replacement or expansion needs, we may not be able to achieve planned results.

Most of our workforce is comprised of people with technical skills related to the production of coal and gas. Fifty-five percent of our workforce is 50 years of age or older. Based on our experience, we expect a high percentage of our employees to retire between now and the end of the decade. This will require us to conduct an expanded and sustained effort to recruit new employees to replace those who retire and to fill new jobs as we grow our business. Some areas of Appalachia, most notably in eastern Kentucky, currently have a shortage of skilled labor. Because we have operations in this area, the shortage could make it more difficult to meet our manpower needs and therefore, our results may be adversely affected.

Coal mining is subject to conditions or events beyond CONSOL Energy’s control, which could cause its quarterly or annual results to deteriorate.

CONSOL Energy’s coal mining operations are predominantly underground mines. These mines are subject to conditions or events beyond CONSOL Energy’s control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. These conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;

•	amounts of rock and other natural materials intruding into the coal seam and other geological conditions that could affect the stability of the roof and the side walls of the mine;

•	equipment failures or repair;

•	fires and other accidents; and

•	weather conditions.

CONSOL Energy faces numerous uncertainties in estimating its economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. None of our coal reserve estimates has been reviewed by independent experts.

Some of the factors and assumptions which impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs, including the cost of raw materials, especially metal products.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect its actual reserves.

The exploration for, and production of, gas is an uncertain process with many risks.

The exploration for and production of gas involves numerous risks. The cost of drilling, completing and operating wells for coalbed methane or other gas is often uncertain, and a number of factors can delay or prevent drilling operations or production, including:

•	unexpected drilling conditions;

•	shortages or delays in the availability of drilling rigs and the delivery of equipment;

•	pressure or irregularities in formations;

•	equipment failures or repairs;

•	fires or other accidents;

•	adverse weather conditions;

•	water in the coal beds;

•	pipeline ruptures or spills; and

•	inadequate pipeline capacity to transport gas.

CONSOL Energy’s future drilling activities may not be successful, and we cannot be sure that our drilling success rates will not decline. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Also, CONSOL Energy may not be able to obtain any options or lease rights in potential drilling locations that it identifies which, among other things, could prevent it from producing gas at potential drilling locations.

CONSOL Energy must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on its operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. For example, CONSOL Energy often is required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal may have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits CONSOL Energy needs may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements which restrict our ability to conduct its mining operations or to do so profitably.

Competition within the coal and within the gas industry may adversely affect our ability to sell our products, or a loss of our competitive position because of overcapacity in these industries could adversely affect pricing which could impair our profitability.

CONSOL Energy competes with coal producers in various regions of the United States and with some foreign coal producers for domestic sales primarily to power generators. CONSOL Energy also competes with both domestic and foreign coal producers for sales in international markets. Demand for our coal by our principal customers is affected by the delivered price of competing coals, other fuel supplies and alternative generating sources, including nuclear, natural gas, oil and renewable energy sources, such as hydroelectric power. CONSOL Energy sells coal to foreign electricity generators and to the more specialized metallurgical coal market, both of which are significantly affected by international demand and competition.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Recent increases in coal prices could encourage the development of expanded capacity by new or existing coal producers. Any resulting overcapacity could reduce coal prices and therefore reduce our revenues.

We compete against many gas producers who are larger and better financed than we are. If demand for gas falls or prices are lower, we may not be able to compete profitably against these larger competitors. In 2002, gas prices were much lower than current prices because mild weather conditions reduced demand and led to oversupply of natural gas.

A significant decline in the prices CONSOL Energy receives for its coal and gas could adversely affect our operating results and cash flows.

CONSOL Energy’s results of operations are highly dependent upon the prices it receives for its coal and gas, which are closely linked to consumption patterns of the electric generation industry and certain industrial and residential patterns where gas is the principal fuel. Extended or substantial price declines for coal or gas would adversely affect our operating results for future periods and our ability to generate cash flows necessary to improve productivity and expand operations. For example, in 2002, demand for coal and natural gas decreased because of the warm winters in the northeastern United States. This resulted in increased inventories that caused prices to decrease.

CONSOL Energy may not be able to produce sufficient amounts of coal to fulfill its customers’ requirements, which could harm our customer relationships.

CONSOL Energy may not be able to produce sufficient amounts of coal to meet customer demand, including amounts that it is required to deliver under long-term contracts. CONSOL Energy’s inability to satisfy its contractual obligations could result in its customers initiating claims against us. Our inability to satisfy demand could otherwise harm our relationships with our customers.

If customers do not extend existing contracts or enter into new long-term contracts for coal, the stability and profitability of CONSOL Energy’s operations could be affected.

During the twelve months ended December 31, 2004, approximately 95% of the coal CONSOL Energy produced was sold under long-term contracts (contracts with terms of one year or more). If a substantial portion of CONSOL Energy’s long-term contracts are modified or terminated or if force majeure are exercised, CONSOL Energy would be adversely affected if it is unable to replace the contracts or if new contracts were not at the same level of profitability. The profitability of our long-term coal supply contracts depends on a variety of factors, which vary from contract to contract and fluctuate during the contract term, and includes our production costs and other factors. Price changes, if any, provided in long-term supply contracts are not intended to reflect our cost increases, and therefore increases in its costs may reduce the our profit margins. In addition, in periods of declining market prices, provisions for adjustment or renegotiation of prices and other provisions may increase the our exposure to short-term coal price volatility. As a result, CONSOL Energy may not be able to obtain long-term agreements at favorable prices (compared to either market conditions, as they may change from time to time, or our cost structure) and long-term contracts may not contribute to our profitability.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For the year ended December 31, 2004, we derived approximately 25% of our total revenues from sales to our three largest customers. At December 31, 2004, we had approximately 20 coal and gas supply agreements with these customers that expire at various times from 2005 to 2022. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal and gas from us under long-term coal supply agreements. If any one of these three customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

Our ability to collect payments from our customers could be impaired if their creditworthiness declines.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. In addition, the creditworthiness of certain of our customers and trading counterparties has deteriorated over the last few years due to lower than anticipated demand for energy and volatility in the traded energy markets in 2002. If deterioration of the creditworthiness of electric power generator customers or other trading counterparties continues, our $125 million accounts receivable securitization program and our business could be adversely affected.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards, which are continually under review by international, federal and state agencies, related to coal combustion. As a result, they may switch to other fuels, which would affect the volume of CONSOL Energy’s sales.

Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source, the volume of our coal sales and price. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Each option has limitations. Lower sulfur coal may be more costly to purchase on an energy basis than higher sulfur coal depending on mining and transportation costs. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants. Because higher sulfur coal currently accounts for a significant portion of CONSOL Energy’s sales, the extent to which power generators switch to low-sulfur fuel could materially affect us if it cannot offset the cost of sulfur removal by lowering the delivered costs of our higher sulfur coals on an energy equivalent basis.

Proposed reductions in emissions of mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, the Environmental Protection Agency recently proposed separate regulations to establish mercury emission limits nationwide and to reduce the interstate transport of fine particulate matter and ozone through reductions in sulfur dioxides and nitrogen oxides through the eastern United States. The Environmental Protection Agency continues to require reduction of nitrogen oxide emissions in 22 eastern states and the District of Columbia and will require reduction of particulate matter emissions over the next several years for areas that do not meet air quality standards for fine particulates. In addition, Congress and several states are now considering legislation to further control air emissions of multiple pollutants from electric generating facilities and other large emitters. These new and proposed reductions will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative to the planning and building of utility power plants in the future. To the extent that any new or proposed requirements affect our customers, this could adversely affect its operations and results.

Also, numerous proposals have been made at the international, national and state levels that are intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. If comprehensive legislation focusing on greenhouse gas emissions is enacted by the United States or individual sates, it could have the effect of restricting the use of coal. Other efforts to reduce emissions of greenhouse gases also may affect the use of fossil fuels, particularly coal, as an energy source.

Government laws, regulations and other legal requirements relating to protection of the environment and health and safety matters increase CONSOL Energy’s costs of doing business for active operations, both coal and gas, and may restrict its operations.

CONSOL Energy is subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local, as well as foreign authorities relating to protection of the environment and health and safety matters, including those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, groundwater quality and availability, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed and control of surface subsidence from underground mining. Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on its costs of operations and competitive position. In addition, CONSOL Energy could incur substantial costs, including clean up costs, fines and civil or criminal sanctions and third party damage claims for personal injury, property damage, wrongful death, or exposure to hazardous substances, as a result of violations of or liabilities under environmental laws.

For example, the federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated waters or precluding mining that might impact regulated waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. New requirements under the Clean Water Act and corresponding state laws could cause us to incur significant additional costs that adversely affect our operating results or may prevent us from being able to mine portions of our reserves.

In addition, CONSOL Energy incurs and will continue to incur significant costs associated with the investigation and remediation of environmental contamination under the federal Comprehensive Environmental

Response, Compensation, and Liability Act or the Superfund and similar state statutes and has been named as a potentially responsible party at Superfund sites in the past.

CONSOL Energy may need additional financing in order for it to fund its operations, capital expenditures, potential acquisitions and to meet other obligations.

Cash generated by operations may not be sufficient to fund our planned capital expenditures, to provide the collateral necessary to meet workers’ compensation and other post employment benefits performance obligations or to fund potential acquisitions. CONSOL Energy, along with other participants in the coal industry, has been informed by insurance companies that they no longer will provide surety bonds for workers’ compensation and other post employment benefits without collateral. As a result, CONSOL Energy has satisfied these obligations by providing letters of credit or other assurances of payment. However, the issuance of letters of credit under our bank credit facilities reduces amounts that it can borrow under its bank credit facilities for other purposes, including to fund operations and capital expenditures. For these and other reasons, CONSOL Energy may need additional financing. CONSOL Energy cannot be certain that it will be able to raise additional financing, as required, or that any financing, if available, will be on terms acceptable to us. Debt financing would increase our interest expense, reducing operating results, and could include covenants that are more restrictive than those in our current financings, including limitations on the payment of dividends and on the incurrence of additional debt. The issuance of additional equity could be dilutive to CONSOL Energy’s existing stockholders. If CONSOL Energy cannot obtain financing, it could reduce capital expenditures, particularly for expansion projects. Such a reduction in spending for these projects, however, could adversely affect future performance.

CONSOL Energy reported losses in past periods and CONSOL Energy may incur losses in future periods.

CONSOL Energy reported a net loss of $7.8 million in the twelve months ended December 31, 2003. CONSOL Energy reported net income of $199 million for the twelve months ended December 31, 2004. Although CONSOL Energy reported net income for the twelve months ended December 31, 2002, the six months ended December 31, 2001 and the twelve months ended June 30, 2001, net income was attributable to income tax benefits in the periods ended December 31, 2002 and 2001 and benefited substantially from an export sales excise tax resolution in the twelve months ended June 30, 2001. For the twelve months ended December 31, 2003 and 2002 and the six months ended December 31, 2001, CONSOL Energy incurred losses before income tax benefits of $33.5 million, $40.4 million and $19.6 million, respectively. CONSOL Energy’s results reflect a number of factors in each period. For example, a decrease in tons of coal produced and tons of coal sold as a result of higher than usual customer inventory levels, decreased average sales price for gas in the industrial sector and lower demand for gas during the 2001-2002 winter heating season resulted in high levels of gas storage. During the fourth quarter of 2003, results were adversely affected by production problems at a number of mines. These and other conditions, including conditions beyond our control, could continue to affect our business, and we may incur losses in the future.

CONSOL Energy has significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. CONSOL Energy accrues for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation and mine-closing liabilities, which are based upon permit requirements and our experience, were $365 million at December 31, 2004. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, these obligations are unfunded. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

If CONSOL Energy is unable to comply with restrictions imposed by its senior credit facility a default under these agreements could occur.

CONSOL Energy’s senior credit facility imposes a number of restrictions on it. A failure to comply with these restrictions could adversely affect CONSOL Energy’s ability to borrow under its senior credit facility or result in an event of default under these agreements and its other debt. The senior credit facility contains financial and other covenants that create limitations on its ability to, among other things, borrow the full amount under its senior credit facility or incur additional debt, and requires CONSOL Energy to maintain various financial ratios and comply with various other financial covenants. These financial covenants include a funded debt ratio that requires that CONSOL Energy maintain a ratio of total indebtedness for borrowed money as of the last day of each quarter to total earnings before interest, taxes, depreciation and amortization, excluding any extraordinary gains or losses for the four quarters ended on that date of not more than 3.0 to 1.0 and a ratio for the last four consecutive quarters of total earnings before interest, taxes, depreciation, amortization and excluding any extraordinary gains or losses, to total interest payable (including amortization of debt discount) on indebtedness for borrowed money of not less than 4.5 to 1.0. A covenant also limits capital expenditures to $550 million for each of the fiscal years ending December 31, 2005 and 2006. CONSOL Energy’s ability to comply with these restrictions depends upon its operating results, and it may be unable to comply with these covenants and other restrictions in its senior credit facility. In the event of a default, CONSOL Energy’s lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, CONSOL Energy might not be able to pay these amounts or it might be forced to seek an amendment to its debt agreements, which could make the terms of these agreements more onerous. Failure to comply with these restrictions, even if waived by CONSOL Energy’s bank lenders, also could adversely affect its credit ratings, which could increase the costs of its debt financings and impair its ability to obtain additional debt financing.

CONSOL Energy has significant obligations for long-term employee benefits for which it accrues based upon assumptions which, if inaccurate, could result in it being required to expend greater amounts than anticipated.

CONSOL Energy provides various long-term employee benefits to inactive and retired employees. We accrue amounts for these obligations. At December 31, 2004, the current and non-current portions of these obligations included:

•	post retirement medical and life insurance ($1.7 billion);

•	coal workers’ black lung benefits ($441 million);

•	salaried retirement benefits ($117 million); and

•	workers’ compensation ($196 million).

However, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. These obligations are unfunded, except for salaried retirement benefits, of which approximately 56% was funded at December 31, 2004. In addition, several states in which we operate consider changes in workers’ compensation and black lung laws from time to time. Such changes, if enacted, could increase our benefit expense.

If lump sum payments made to retiring salaried employees pursuant to CONSOL Energy’s defined benefit pension plan exceed the total of the service cost and the interest cost in a plan year, CONSOL Energy would need to make an adjustment to operating results equaling the unrecognized actuarial gain or loss resulting from each individual who received a lump sum payment in that year, which may result in an adjustment that could materially reduce operating results.

CONSOL Energy’s defined benefit pension plan for salaried employees allows such employees to receive a lump-sum distribution in lieu of annual payments when they retire from CONSOL Energy. Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined

Benefit Pension Plans for the Terminations Benefits”, requires that if the lump-sum distributions made for a plan year, which for CONSOL Energy is October 1 to September 30, exceed the total of the service cost and interest cost for the plan year, CONSOL Energy would need to recognize for that year’s results of operations an adjustment equaling the unrecognized actuarial gain or loss resulting from each individual who received a lump sum in that year. If lump sum payments exceed the total of the service cost and the interest cost, the adjustment could materially reduce operating results.

Fairmont Supply Company, a subsidiary of CONSOL Energy, is a co-defendant in various asbestos litigation cases which could result in making payments in the future that are material.

One of CONSOL Energy’s subsidiaries, Fairmont Supply Company, which distributes industrial supplies, currently is named as a defendant in approximately 25,100 asbestos claims in state courts in Pennsylvania, Ohio, West Virginia, Maryland, New Jersey and Mississippi. Because a very small percentage of products manufactured by third parties and supplied by Fairmont in the past may have contained asbestos and many of the pending claims are part of mass complaints filed by hundreds of plaintiffs against a hundred or more defendants, it has been difficult for Fairmont to determine how many of the cases actually involve valid claims or plaintiffs who were actually exposed to asbestos-containing products supplied by Fairmont. In addition, while Fairmont may be entitled to indemnity or contribution in certain jurisdictions from manufacturers of identified products, the availability of such indemnity or contribution is unclear at this time and, in recent years, some of the manufacturers named as defendants in these actions have sought protection from these claims under bankruptcy laws. Fairmont has no insurance coverage with respect to these asbestos cases. To date, payments by Fairmont with respect to asbestos cases have not been material. However, payments in the future with respect to pending or future asbestos cases could be material to our financial position, results of operations or cash flows of CONSOL Energy.

Various federal or state laws and regulations require CONSOL Energy to obtain surety bonds or to provide other assurance of payment for certain of our long-term liabilities including mine closure or reclamation costs, workers’ compensation and other post employment benefits.

Federal and state laws require us to obtain surety bonds or provide other assurances to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. It has become increasingly difficult for us to secure new surety bonds or renew such bonds without posting collateral. CONSOL Energy has satisfied its obligations under these statutes and regulations by providing letters of credit or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. The issuance of letters of credit under our bank credit facility also reduces amounts that it can borrow under its bank credit facility for other purposes.

CONSOL Energy and certain of its officers are defendants in class action lawsuits alleging the defendants issued false and misleading statements to the public that could result in CONSOL Energy making substantial payments.

On October 21, 2003, a complaint was filed in the United States District Court for the Western District of Pennsylvania on behalf of Seth Moorhead against CONSOL Energy, J. Brett Harvey and William J. Lyons. The complaint alleges, among other things, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act and that during the period between January 24, 2002 and July 18, 2002 the defendants issued false and misleading statements to the public that failed to disclose or misrepresented the following, among other things: (a) that CONSOL Energy utilized an aggressive approach regarding its spot market sales by reserving 20% of its production to that market, and that by increasing its exposure to the spot market, CONSOL Energy was subjecting itself to increased risk and uncertainty as the price and demand for coal could be volatile; (b) that CONSOL Energy was experiencing difficulty selling the production that it had allocated to the spot market, and, nonetheless, CONSOL Energy maintained its production levels which caused its coal inventory to increase; (c) that CONSOL Energy’s increasing coal inventory was causing its expenses to rise dramatically, thereby weakening our financial condition; and (d) that based on the foregoing, defendants’ positive statements regarding CONSOL Energy’s earnings and prospects were lacking in a reasonable basis at all times and therefore were materially false and misleading. The complaint asks the court to (1) award unspecified damages to plaintiff and (2) award plaintiff reasonable costs and expenses incurred in connection with this action, including counsel fees and expert fees. Another class action complaint has been filed in the United States District Court for the Western District of Pennsylvania against CONSOL Energy and certain officers and directors. CONSOL Energy has not yet been served with that complaint. If CONSOL Energy is not successful in defending one or more of these lawsuits it may have to make substantial payments to the plaintiffs.

CONSOL Energy is a holding company and conducts substantially all of its operations through subsidiaries. Our ability to service debt and pay dividends to holders of our common stock will depend upon us receiving distributions or similar payments from our subsidiaries. Dividends are discretionary.

Because substantially all of CONSOL Energy’s operations are conducted through subsidiaries, our cash flow and, therefore, our ability to service debt and pay dividends to holders of our common stock primarily depends upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, CONSOL Energy. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will be contingent upon the earnings of those subsidiaries and subject to various business considerations.

CONSOL Energy’s rights plan may have anti-takeover effects that could prevent a change of control.

On December 19, 2003, CONSOL Energy adopted a rights plan which, in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of more than 15% of the outstanding shares of CONSOL Energy common stock, would entitle each right holder to receive, upon exercise of the right, shares of CONSOL Energy common stock having a value equal to twice the right exercise price. For example, at an exercise price of $80 per right, each right not otherwise voided would entitle its holders to purchase $160 worth of shares of CONSOL Energy common stock for $80. Assuming that shares of CONSOL Energy common stock had a per share value of $16 at such time, the holder of each right would be entitled to purchase ten shares of CONSOL Energy common stock for $80, or a price of $8 per share, one half its then market price. This and other provisions of CONSOL Energy’s rights plan could make it more difficult for a third party to acquire us, which could hinder stockholders’ ability to receive a premium for CONSOL Energy stock over the prevailing market prices.

FORWARD-LOOKING STATEMENTS

Some statements in this prospectus or any prospectus supplement, and the documents incorporated by reference in this prospectus or any prospectus supplement are known as “forward-looking statements,” as that term is used in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the sections of this prospectus called “Risk Factors.” Those are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus or any prospectus supplement and the documents incorporated by reference in them are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock described in this prospectus.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock. The term “selling stockholders” includes the holders listed below and the beneficial owners of the shares and their transferees, pledges, donees or other successors.

The information set forth in the following table is based upon information provided by each selling stockholder.

			Common stock beneficially owned after the offering (1)
Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Number	Percent of Class
Aegon USA Pension Plan 5XF70186-9	76,000	76,000	—	—
Allied Funding, Inc.	12,500	5,000	7,500	*
American Bible Society A/C 123100	55,000	55,000	—	—
Bank of America, N.A. Custodian for Board of Child Care of the United Methodist Church Inc. Endowment Fund	45,000	45,000	—	—
Bay Pond Investors (Bermuda) L.P.(2)	30,000	30,000	—	—
Bay Pond Partners, L.P.(2)	92,000	92,000	—	—
Creve & Co	24,500	10,000	14,500	*
Deutsche Bank AG, London Branch	1,118,861	500,000	618,861	*
Diocese of Paterson Lay Employees Pension Plan 5XF70231-3	40,000	40,000	—	—
Excelsior Value & Restructuring Fund	1,124,800	200,000	924,800	1.0
FrontPoint Utility and Energy Fund, L.P.	400,000	200,000	200,000	*
Galleon Admirals Offshore, Ltd.	185,000	185,000	—	—
Galleon Buccaneer’s Offshore, Ltd.	95,000	95,000	—	—
Galleon Captain’s Offshore, Ltd.	144,300	144,300	—	—
Galleon Captain’s Partners, L.P.	40,700	40,700	—	—
Galleon Technology Offshore, Ltd.	225,150	225,150	—	—
Galleon Technology Partners II, L.P.	59,850	59,850	—	—
Greenbriar Capital	5,000	5,000	—	—
Highfields Capital I LP	31,885	31,885	—	—
Highfields Capital II LP	75,271	75,271	—	—
Highfields Capital Ltd.	242,844	242,844	—	—
Hunter Global Investors Fund I L.P.	401,855	177,496	224,359	*
Hunter Global Investors Offshore Fund Ltd.	685,418	326,415	359,003	*
Hunter Global Investors Offshore Fund II Ltd.	103,270	46,089	57,181	*
Imperium Master Fund, LP	75,000	75,000	—	—
Investors of America, LP	1,200,000	200,000	1,000,000	1.1
Ironman Energy Capital, L.P.	50,000	50,000	—	—
JMG Capital Partners, L.P.	468,350	100,000	368,350	*
JMG Triton Offshore Fund, LTD.	468,350	100,000	368,350	*
Karsch Capital, Ltd.	187,500	187,500	—	—
Karsch Capital II, LP	62,500	62,500	—	—
Kynikos Opportunity Fund International Limited	79,300	79,300	—	—
Kynikos Opportunity Fund II, L.P.	95,700	95,700	—	—
Leonardo, L.P.	1,000,000	200,000	800,000	*
Lyxor Asset Management	218,800	9,000	209,800	*

			Common stock beneficially owned after the offering (1)
Name	Common stock beneficially owned prior to the offering	Common Stock Offered in this Offering	Number	Percent of Class
Mac & Co as Nominee for Verizon	319,300	86,700	232,600	*
Pennant Offshore Partners Ltd.	434,132	142,432	291,700	*
Pennant Onshore Qualified, L.P.	252,400	83,500	168,900	*
Rockbay Capital Institutional Fund, LLC	155,560	65,346	90,214	*
Rockbay Capital Offshore Fund, Ltd.	474,690	134,654	340,036	*
Scudder Flag Investors Equity Partners Fund A/C # KE8J	290,000	30,000	260,000	*
Selective Insurance Company of New York	75,000	75,000	—	—
Third Point Offshore Fund Ltd.	406,500	272,000	134,500	*
Third Point Partners LP	552,415	63,000	489,415	*
Three Sigma Partners, LP	50,000	50,000	—	—
Tontine Overseas Fund LTD	1,019,360	300,000	719,360	*
Tontine Partners, L.P.	1,529,040	450,000	1,079,040	1.2
Trellus Partners, L.P.	100,000	100,000	—	—
United Capital Management, Inc	300,000	50,000	250,000	*
Yaupon Partners, LP	338,120	190,000	148,120	*
ZLP Master Opportunity Fund, Ltd.	500,000	500,000	—	—
ZLP Master Utility Fund, Ltd.	350,000	350,000	—	—

(1)	These shares were purchased in transactions not requiring registration and may or may not be sold in conjunction with the offering of shares under this registration statement.
(2)	Wellington Management Company, LLP is the investment manager of Bay Pond Investors (Bermuda) L.P. and Bay Pond Partners, L.P. and has dispositive power over the shares.

*	Selling stockholder owns less than one percent of our common stock.

PLAN OF DISTRIBUTION

Pursuant to a Registration Rights Agreement, dated as of September 23, 2003, by and among us and Friedman, Billings, Ramsey & Co., Inc. (FBR), for the benefit of purchasers of our common stock in certain private placements in which FBR acted as placement agent, the registration statement of which this prospectus forms a part was filed with the Securities and Exchange Commission covering the sale of the shares by the selling stockholders. We have agreed to keep effective the registration statement until the earlier of two years following the effective date of the registration statement and the time when all of the shares of common stock registered by this registration statement thereunder have been sold under the registration statement or otherwise cease to be registrable shares (as defined in the registration rights agreement). We will be permitted to suspend the use of this prospectus (which is a part of the registration statement) in connection with the sale of the shares by holders during certain time periods under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

We will not receive any of the proceeds of the offering of the shares by the selling stockholders. The selling stockholders may sell their shares in transactions (which may include block transactions and underwritten offerings):

(1) on any exchange or market on which the securities are listed or quoted;

(2) in negotiated transactions; or

(3) through a combination of methods of sale.

These sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell the shares (1) directly to purchasers; (2) through broker-dealers acting as agents for the selling stockholders; or (3) to broker-dealers who may purchase shares as principals and thereafter sell the shares as described above. In connection with the sale of common stock, the selling stockholders may enter into hedging transactions with broker dealers, which may in turn engage in short sales of common stock in the course of hedging the positions they assume. The selling stockholders also may sell the common stock offered hereby short and deliver the common stock to close out those short positions, or loan or pledge the common stock to broker dealers that in turn may sell the securities. In effecting sales, broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation in the form of discounts, placement fees, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed, and any profits received on the resale of the shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. To the extent required, a prospectus supplement with respect to the common stock will set forth the terms of the offering, including the names of any underwriters, dealers or agents, the number of shares of common stock to be sold, the price of the common stock, any underwriting discounts, placement fees or other items constituting underwriters’ compensation.

Pursuant to the registration rights agreement, described above we have agreed to pay all expenses incident to the offer and sale of the shares offered by the selling stockholders, except that the selling stockholders will pay all brokers’ or underwriters’ discounts and commissions, transfer taxes, and fees and disbursements of any counsel to the selling stockholders, if any. We and the selling stockholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “CNX”.

To comply with the securities laws of certain states, if applicable, the shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares may be limited in its ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the shares by the selling stockholders. This may affect the marketability of the shares.

LEGAL MATTERS

The validity of the common stock that is being offered pursuant to this prospectus will be passed upon by DLA Piper Rudnick Gray Carey US LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information included or incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 relating to our total gas supply and owned gas reserves is derived from reserve reports prepared or reviewed by Ralph E. Davis Associates, Inc. and Schlumberger Data and Consulting Services. This information is included or incorporated by reference in this prospectus in reliance upon these firms as experts in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copies of these materials may be obtained upon payment of fees at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these materials with the Commission through the Commission’s Electronic and Data Gathering, Analysis and Retrieval system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our common stock is listed on the New York Stock Exchange, and reports and other information concerning us may be inspected at the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

We have filed with the Commission a post-effective amendment no. 1 on Form S-3 to Form S-1 registration statement under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which is incorporated by reference in this prospectus modifies or supersedes that statement. A statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

Copies of the registration statement, including all exhibits to it, may be obtained from the Commission’s principal office in Washington, D.C. upon the payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above. Copies of these materials may also be obtained from the EDGAR database.

The following documents filed by us with the Commission pursuant to the Exchange Act are incorporated by reference herein:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed February 28, 2005 (file no. 001-14901);

2.	Our Current Report on Form 8-K, filed on January 19, 2005 (file no. 001-14901); and

3.	The description of the common stock contained in our Registration Statement on Form 8-A, filed March 24, 1999 (file no. 001-14901).

We will provide to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, without charge, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to: CONSOL Energy Inc., 1800 Washington Road, Pittsburgh, PA 15241-1421, Attention: General Counsel.

CONSOL ENERGY INC.

PROSPECTUS

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$121,686
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	25,000
Miscellaneous	1,000

Total	$172,686

Item 15.	Indemnification of Directors and Officers.

Limitation of Liability and Indemnification Matters

As permitted by applicable provisions of the Delaware General Corporation Law, the Restated Certificate of Incorporation contains a provision eliminating, to the fullest extent permitted by the Delaware General Corporation Law as it exists or may in the future be amended, the liability of a director to CONSOL Energy and its stockholders for monetary damages for breaches of fiduciary duty as a director except for:

•	any breach of the director’s duty of loyalty to CONSOL Energy or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	payment of dividends, stock purchases or redemptions that violate the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

CONSOL Energy’s By-laws also provide that any present or prior director, officer, employee or agent of CONSOL Energy shall be indemnified by CONSOL Energy as of right to the full extent permitted by the Delaware General Corporation Law against any liability, cost or expense asserted against and incurred by such person by reason of his serving in such capacity. This right to indemnification includes the right to be paid the expenses incurred in defending any action, suit or proceeding in advance of its final disposition.

CONSOL Energy maintains insurance coverage for claims against directors, officers, and employees for certain liabilities, including, with respect to employees, for alleged violations of federal and state securities laws and regulations.

CONSOL Energy has also entered into agreements that provide for the indemnification by CONSOL Energy of its directors, their executors, administrators or assigns for damages and expenses in connection with a threatened, pending or completed claim, action, or proceeding, whether brought by or in the right of CONSOL Energy or by a third party or otherwise and whether of a civil, criminal, administrative or investigative nature, in which the director may be or may have been involved as a party or otherwise, by reason of the fact that the director is or was a director or officer of CONSOL Energy, by reason of any actual or alleged error or misstatement or misleading statement or omission made or suffered by the director, by reason of any action taken by or any inaction on the part of the director while acting as such director or officer, or by reason of the fact that the director was serving at the request of CONSOL Energy as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that a director acted in good faith and in a manner, which the director reasonably believed to be in or not opposed to the best interests of CONSOL Energy, and, in the case of a criminal proceeding, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

Item 16.	Exhibits

Exhibit No.	Description

4.1*	Specimen Common Stock Certificate

5.1**	Opinion of Piper Rudnick LLP

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of Piper Rudnick LLP (included in Exhibit 5.1)

23.3	Consent of Ralph E. Davis Associates, Inc., Independent Petroleum Engineers, incorporated by reference to Exhibit 23.2 to CONSOL Energy’s Form 10-K for the year ended December 31, 2004, filed on February 28, 2005.

23.4	Consent of Schlumberger Data and Consulting Services, Independent Petroleum Engineers, incorporated by reference to Exhibit 23.3 to CONSOL Energy’s Form 10-K for the year ended December 31, 2004, filed on February 28, 2005.

24.1	Powers of Attorney (included on signature page)

*	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Registration Statement Form S-1 (Registration No. 333-68987) filed on March 24, 1999.
**	Previously filed.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania, on February 28, 2005.

CONSOL ENERGY INC.

By:	/s/ J. BRETT HARVEY
J. Brett Harvey,
President and Chief Executive Officer

KNOW BY ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints J. Brett Harvey and William J. Lyons, and each of them acting singly, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, to act, without the other, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any subsequent registration statement for the same offering that may be filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ J. BRETT HARVEY J. Brett Harvey	President and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2005

/s/ WILLIAM J. LYONS William J. Lyons	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2005

/s/ JOHN L. WHITMIRE John L. Whitmire	Chairman of the Board of Directors	February 28, 2005

/s/ JAMES E. ALTMEYER, SR. James E. Altmeyer, Sr.	Director	February 28, 2005

/s/ PHILIP W. BAXTER Philip W. Baxter	Director	February 28, 2005

/s/ WILLIAM E. DAVIS William E. Davis	Director	February 28, 2005

/s/ RAJ K. GUPTA Raj K. Gupta	Director	February 28, 2005

/s/ PATRICIA A. HAMMICK Patricia A. Hammick	Director	February 28, 2005

/s/ WILLIAM P. POWELL William P. Powell	Director	February 28, 2005

/s/ JOSEPH T. WILLIAMS Joseph T. Williams	Director	February 28, 2005

Exhibit Index

Exhibit No.	Description

4.1*	Specimen Common Stock Certificate

5.1**	Opinion of Piper Rudnick LLP

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	Consent of Piper Rudnick LLP (included in Exhibit 5.1)

23.3	Consent of Ralph E. Davis Associates, Inc., Independent Petroleum Engineers, incorporated by reference to Exhibit 23.2 to CONSOL Energy’s Form 10-K for the year ended December 31, 2004, filed on February 28, 2005.

23.4	Consent of Schlumberger Data and Consulting Services, Independent Petroleum Engineers, incorporated by reference to Exhibit 23.3 to CONSOL Energy’s Form 10-K for the year ended December 31, 2004, filed on February 28, 2005.

24.1	Powers of Attorney (included on signature page)

*	Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Registration Statement Form S-1 (Registration No. 333-68987) filed on March 24, 1999.

**	Previously filed.